                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              Aerovox Incorporated
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   00808M105
                               -----------------
                                 (CUSIP Number)


                              Robert W. Blanchard
                         Blanchard, Krasner, & French
                       7724 W. Girard Ave. Third Floor
                          La Jolla, California 92037
                                  (619) 551-2440
                  ---------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 6, 1999
                           ---------------------------

             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
CUSIP NO. 0080M105
--------------------
-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         Tako Holding B.V.; I.R.S. Identification No.: None
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ ]
         (b)  [X]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         AF
-------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
         [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Netherlands
-------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         145,656*
     SHARES                ----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY
       EACH                ----------------------------------------------------
  REPORTING                9.       SOLE DISPOSITIVE POWER
     PERSON                         145,656*
       WITH                ----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    0
                           ----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         145,656*
-------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         /x/
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.7%
-------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

* The shares of common stock of Aerovox ("Aerovox") covered by this item were acquired in an exchange of stock pursuant to which Aerovox acquired all of outstanding stock of Capacitores Unidos, S.A. de C.V. The named reporting person disclaims beneficial ownership of shares owned by other reporting persons named in this filing.

--------------------
CUSIP NO. 0080M105
--------------------
-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         Renko Investments B.V.; I.R.S. Identification No.: None
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ ]
         (b)  [X]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         AF
-------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
         [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Netherlands
-------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         112,280*
     SHARES                ----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY
       EACH                ----------------------------------------------------
  REPORTING                9.       SOLE DISPOSITIVE POWER
     PERSON                         112,280*
       WITH                ----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    0
                           ----------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         112,280*
-------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         /x/
-------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.1%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

* The shares of common stock of Aerovox ("Aerovox") covered by this item were acquired in an exchange of stock pursuant to which Aerovox acquired all of outstanding stock of Capacitores Unidos, S.A. de C.V. The named reporting person disclaims beneficial ownership of shares owned by other reporting persons named in this filing.

--------------------
CUSIP NO. 0080M105
--------------------
-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         Bires Investments B.V.; I.R.S. Identification No.: None
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ ]
         (b)  [X]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         AF
-------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
         [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Netherlands
-------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         110,516*
     SHARES                ----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY
       EACH                ----------------------------------------------------
  REPORTING                9.       SOLE DISPOSITIVE POWER
     PERSON                         110,516*
       WITH                ----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    0
                           ----------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         110,516*
-------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         /x/
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.0%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

        CO
-------------------------------------------------------------------------------

* The shares of common stock of Aerovox ("Aerovox") covered by this item were acquired in an exchange of stock pursuant to which Aerovox acquired all of outstanding stock of Capacitores Unidos, S.A. de C.V. The named reporting person disclaims beneficial ownership of shares owned by other reporting persons named in this filing.

--------------------
CUSIP NO. 0080M105
--------------------
-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         Kato Holding B.V.; I.R.S. Identification No.: None
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ ]
         (b)  [X]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         AF
-------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
         [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Netherlands
-------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         110,516*
     SHARES                ----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY
       EACH                ----------------------------------------------------
  REPORTING                9.       SOLE DISPOSITIVE POWER
     PERSON                         110,516*
       WITH                ----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    0
                           ----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         110,516*
-------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         /x/
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.0%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

* The shares of common stock of Aerovox ("Aerovox") covered by this item were acquired in an exchange of stock pursuant to which Aerovox acquired all of outstanding stock of Capacitores Unidos, S.A. de C.V. The named reporting person disclaims beneficial ownership of shares owned by other reporting persons named in this filing.

--------------------
CUSIP NO. 0080M105
--------------------
-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         Kasri Holding B.V.; I.R.S. Identification No.: None
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ ]
         (b)  [X]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         AF
-------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
         [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Netherlands
-------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         110,516*
     SHARES                ----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY
       EACH                ----------------------------------------------------
  REPORTING                9.       SOLE DISPOSITIVE POWER
     PERSON                         110,516*
       WITH                ----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    0
                           ----------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         110,516*
-------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         /x/
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.0%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

* The shares of common stock of Aerovox ("Aerovox") covered by this item were acquired in an exchange of stock pursuant to which Aerovox acquired all of outstanding stock of Capacitores Unidos, S.A. de C.V. The named reporting person disclaims beneficial ownership of shares owned by other reporting persons named in this filing.

--------------------
CUSIP NO. 0080M105
--------------------
-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         Hobir Holding B.V.; I.R.S. Identification No.: None
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ ]
         (b)  [X]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         AF
-------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
         [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Netherlands
-------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         110,516*
     SHARES                ----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY
       EACH                ----------------------------------------------------
  REPORTING                9.       SOLE DISPOSITIVE POWER
     PERSON                         110,516*
       WITH                ----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    0
                           ----------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         110,516*
-------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         /x/
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.0%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

* The shares of common stock of Aerovox ("Aerovox") covered by this item were acquired in an exchange of stock pursuant to which Aerovox acquired all of outstanding stock of Capacitores Unidos, S.A. de C.V. The named reporting person disclaims beneficial ownership of shares owned by other reporting persons named in this filing.

                                      SCHEDULE 13D
                            RELATING TO THE COMMON SHARE OF
                                  Aerovox Incorporated


Item 1.   Security and Issuer.
          -------------------

     This Statement on Schedule 13D (this "Statement") relates to the common shares, par value $1.00 per share (each, an "Aerovox Common Share"), of Aerovox Incorporated, a Delaware corporation ("Aerovox"). The principal executive offices of Aerovox are located at 740 Belleville Avenue, New Bedford, MA 02745.

Item 2.   Identity and Background.
          -----------------------

     This Statement is being filed by Renko Investments B.V., Tako Holding B.V., Bires Investments B.V., Kasri Holding B.V., Kato Holding B.V., Hobir Holding B.V., ("Filers"). The principal business address of each Filer is 1077 xx Amsterdam, Strawinskylaan 1725, Netherlands. Each Filers mailing address for purposes of this filing is c/o Robert W. Blanchard, Esq., 7724 Girard Avenue Third Floor, La Jolla, California 92037. Each Filer is an investment holding company.

     (a)-(c); (f) The name, citizenship, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Filers is set forth in Schedule I hereto.

      (d)-(e) During the last five years, neither Filers nor, to the knowledge of Filers, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     As more fully described in Item 4 below, Filers acquired the Aerovox Common Shares reported herein pursuant to Stock Purchase Agreements dated April 5, 1999 between Aerovox and each Filer in exchange for shares owned by each Filer of the common stock of Capacitores Unidos, S.A. de C.V., a Mexican corporation ("Cusa"). For purposes of this transaction each share of common stock of Aerovox was valued at UDS$4.40 (four dollars and forty cents).


Item 4.   Purpose of the Transaction.
          --------------------------

     Pursuant to separate Stock Purchase Agreements each dated as of April 5, 1999, each Filer acquired the shares reported herein from Aerovox, on April 6, 1999. The Stock Purchase Agreements provided for the acquisition by Aerovox of 100% of the common stock of Cusa in exchange for promissory notes issued by Aerovox to the Filers (the "Notes") and the Aerovox Common Shares of Aerovox reported in this filing.

     Under the terms of the Stock Purchase Agreements Filers have made certain representations and warranties to Aerovox and agreed under certain circumstances to indmenify Aerovox for breaches of such representations and warranties and certain other liabilities. Under the terms of the Stock Purchase Agreements Aerovox has a right to set-off and a right of recoupment (which could divest Filers of Aerovox Common Shares reported in this filing), in the event Filers default in their obligations under the Stock Purchase Agreements. Further, in the event Filers are obligated to indemnify Aerovox. Indemnity obligations of

Filers may be satisfied by either (i) payment of cash; and/or (ii) set-off against the principal amount of the Notes; and/or (iii) the endorsement and transfer of or a portion of the Aerovox Common Shares of Filers at a price equal to book value of such shares at the end of Aerovox's most recent fiscal year-end prior to the date of any such transfer.

     In connection with the acquisition of Cusa by Aerovox, Ing. Enrique Sanchez was elected to the Board of Directors of Aerovox. Ing. Sanchez is not a beneficial owner, but is the father of certain of the beneficial owners of certain of the Filers. Except as set forth in this statement, neither Filers, nor, to the best of Filers' knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs
(a) through (j) of item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) The following information is based on a total of 5,394,036 shares, stock outstanding as of March 15, 1999.

     Tako Holding B.V. beneficially owns 145,656 shares of common stock, or approximately 2.7% of the common stock outstanding.

     Renko Investments B.V. beneficially owns 112,280 shares of common stock, or approximately 2.1% of the common stock outstanding.

       Bires Investments B.V. beneficially owns 110,516 shares of common stock, or approximately 2.0% of the common stock outstanding.

     Kasri Holding B.V. beneficially owns 110,516 shares of common stock, or approximately 2.0% of the common stock outstanding.

     Kato Holding B.V. beneficially owns 110,516 shares of common stock, or approximately 2.0% of the common stock outstanding.

     Hobir Holding B.V. beneficially owns 110,516 shares of common stock, or approximately 2.0% of the common stock outstanding.

     (b) Each Filer has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the common stock reported as beneficially owned by each such Filer.

     (c) Neither Filers nor, to the best of Filers' knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in Aerovox Common Shares during the past 60 days.

     (d) Except as discussed in Item 4 to this filing, no person other than Filers has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Aerovox Common Shares.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ---------------------------------------------------------------------

     In addition to the rights set forth in the Stock Purchase Agreement described in Item 4 to this filing, concurrently with acquisition of the shares reported herein, Aerovox and Filers entered into a Stockholders Agreement pursuant to which Filers agreed to certain restrictions upon the sale or other disposition of the shares of Aerovox reported in this filing and pursuant to which Aerovox granted to Filers an option to sell to Aerovox the shares reported in this filing (the "Put Option"). The Put Option commences on the forth anniversary date of the Stockholder Agreement and ends on the thirteenth day thereafter. The Put Price is set at the book value of Aerovox shares at the end of Aerovox's most recent fiscal year ended. Immediately prior to the fourth anniversary date of the Stockholder Agreement. Transfer restrictions imposed by the Stockholder Agreement prohibit transfer of the shares reported in this filing prior to the fourth anniversary date of the Stockholder Agreement except for transfers to another Filer named herein or the beneficial owner of such Filer.

     Pursuant to the Stockholder Agreement, Aerovox also granted certain preemptive rights to each Filer to purchase certain securities offered by Aerovox at the price on the other terms as are proposed for the sale and issuance of such securities by Aerovox to other persons. Issuance of Aerovox common stock upon the exercise or conversion of options or other convertible securities, issuances securities as compensation for services, issuances of securities in connection with business combinations or acquisition transactions a bona fide third party; and issuances of securities pursuant to a public offering are excluded from the preemptive rights granted to Filers.


Item 7.   Material to be filed as Exhibits.
          --------------------------------

          Exhibit           1 -- Form of Stock Purchase Agreement

          Exhibit           2 -- Form of Stockholders Agreement


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 14, 1999



Renko Investments B.V.             Tako Holding B.V.


By: /s/ E.P. Knupfer                    By: /s/ E.P. Knupfer
    -----------------------                 -----------------------------
    Name: E.P. Knupfer                      Name: E.P. Knupfer
    Title: Attorney In Fact A               Title: Attorney In Fact A


By: /s/ A.W. van Diest                  By: /s/ A.W. van Diest
    -----------------------                 -----------------------------
    Name: A.W. van Diest                    Name: A.W. van Diest
    Title: Attorney In Fact B               Title: Attorney In Fact B



Bires Investments B.V.             Kasri Holding B.V.


By: /s/ E.P. Knupfer                    By: /s/ E.P. Knupfer
    -----------------------                 -----------------------------
    Name: E.P. Knupfer                      Name: E.P. Knupfer
    Title: Attorney In Fact A               Title: Attorney In Fact A


By: /s/ A.W. van Diest                  By: /s/ A.W. van Diest
    -----------------------                 -----------------------------
    Name: A.W. van Diest                    Name: A.W. van Diest
    Title: Attorney In Fact B               Title: Attorney In Fact B

Kato Holding B.V.                  Hobir Holding B.V.


By: /s/ E.P. Knupfer                    By: /s/ E.P. Knupfer
    -----------------------                 -----------------------------
    Name: E.P. Knupfer                      Name: E.P. Knupfer
    Title: Attorney In Fact A               Title: Attorney In Fact A


By: /s/ A.W. van Diest                  By: /s/ A.W. van Diest
    -----------------------                 -----------------------------
    Name: A.W. van Diest                    Name: A.W. van Diest
    Title: Attorney In Fact B               Title: Attorney In Fact B


                                   SCHEDULE I
                                   ----------

             DIRECTORS, EXECUTIVE OFFICERS, AND BENEFICIAL OWNERS

          The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of each Filer and the beneficial owner of each Filer is set forth below. The Director of each Filer is Trust International Management T.I.M.("TIM").

Name and Citizenship               Present Principal Occupation or Employment
--------------------               ------------------------------------------
Maurice Fransiscus Selhorst,       Attorney-in-fact-B, TIM
Dutch

Willem Vlot, Dutch                 Managing Director, TIM

Gabriela Tamie Shimada Castro,     Beneficial Owner, Renko Investments B.V.
Mexican

Enrique Sanchez Ruiz,              Beneficial Owner, Tako Holding B.V.
Mexican

Maria del Pilar Sanchez Ruiz,      Beneficial Owner, Bires Investments B.V.
Mexican

Mercedes Ruiz Taviel de Sanchez,   Beneficial Owner, Kasri Holding B.V.
Mexican

Julia Sanchez Ruiz,                Beneficial Owner, Kato Holding B.V.
Mexican

Jose Antonio Sanchez Ruiz,         Beneficial Owner, Hobir Holding B.V.
Mexican


                                 EXHIBIT INDEX

              Exhibit Number                    Description
                    1                    Form Stock Purchase Agreement

                    2                    Form Stockholders Agreement